UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GRAMERCY CAPITAL CORP.

(Name of Subject Company (Issuer))

Gramercy Capital Corp.

(Issuer and Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

8.125% Series A Cumulative Redeemable Preferred Stock, $0.001 Par Value Per Share	384871 30 7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Roger M. Cozzi
Chief Executive Officer
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170
(212) 297-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Larry P. Medvinsky, Esq.
John A. Healy, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$4,278

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based upon the product of (a) the offered purchase price of $15.00 per share of Gramercy Capital Corp.’s 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Shares”), and (b) 4,000,000 Series A Shares, (the maximum number of Series A Shares being tendered for).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $8,175.47	Filing Party: Gramercy Capital Corp.
Form or Registration No.: 333-147765	Date Filed: December 3, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Offer”) by Gramercy Capital Corp., a Maryland corporation (“Gramercy” or the “Company”) to purchase up to 4,000,000 shares of the Company’s outstanding 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Shares”), pursuant to the terms and subject to the conditions described in the Offer to Purchase, dated October 1, 2010 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) hereto, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement, as more particularly described below.

Item 1.  Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Purchase is incorporated by reference herein.

Item 2.  Subject Company Information.

(a) Name and Address.  The name of the issuer is Gramercy Capital Corp., a Maryland corporation. The address of its principal executive office is 420 Lexington Avenue, New York, New York 10170, and its telephone number is (212) 297-1000.

(b) Securities.  This Tender Offer Statement relates to an offer by the Company to purchase up to 4,000,000 Series A Shares for cash.

As of October 1, 2010, 4,600,000 Series A Shares were issued and outstanding.

(c) Trading Market and Price.  The information with respect to the Series A Shares set forth in the Offer to Purchase under the heading “Market Prices of and Dividends on the Series A Shares” is incorporated by reference herein.

Item 3.  Identity and Background of Filing Person.

The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Allan J. Baum	Director
Marc Holliday	Director
Jeffrey E. Kelter	Director
Paul J. Konigsberg	Director
Charles A. Laven	Director
Roger M. Cozzi	Director and Chief Executive Officer
Timothy J. O’Connor	President
Robert R. Foley	Chief Operating Officer and Secretary
Jon W. Clark	Chief Financial Officer
Michael G. Kavourias	Executive Vice President and Chief Legal Officer
Edward J. Matey Jr.	Executive Vice President and General Counsel

The business address and telephone number of each of the above directors and executive officers is c/o Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170, telephone: (212) 297-1000.

Item 4.  Terms of the Transaction.

(a) Material Terms.  The information set forth in the Offer to Purchase under the headings “Summary,” “The Offer,” “The Background of the Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(b) Purchases.  The Company’s officers and directors do not own any Series A Shares and therefore are not eligible to participate in the Offer. Belmont Insurance Company (“Belmont”), which is a wholly-owned subsidiary of SL Green Realty Corp. (which owned approximately 12.5% of the outstanding shares of the Company’s common stock, par value $0.001 per share, as of September 30, 2010 and is the Company’s largest stockholder), owns 49,925 Series A Shares. Belmont will be eligible to participate in the Offer in the same manner as any other holder of Series A Shares. Belmont has not advised the Company whether it intends to tender any or all of its Series A Shares pursuant to the Offer. The information set forth in the Offer to Purchase under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Purchase under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Offer to Purchase under the heading “The Background of the Offer — The Background and Purpose of the Offer” is incorporated by reference herein.

(b) Use of Securities Acquired.  The Series A Shares acquired in the Offer will become authorized but unissued shares. The information set forth in the Offer to Purchase under the heading “The Offer — Tender of Series A Shares; Acceptance for Payment and Payment for Series A Shares” is incorporated by reference herein.

(c) Plans.  The Company has recently explored various strategic alternatives. The information set forth in the Offer to Purchase under the heading “The Background of the Offer — Recent Developments” is incorporated by reference herein.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth in the Offer to Purchase under the heading “The Offer — Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions.  The Offer is not conditioned on the Company obtaining financing.

(c) Borrowed Funds.  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

(b) Securities Transactions.  The information set forth in the Offer to Purchase under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the heading “The Offer — Terms of the Offer” is incorporated by reference herein.

Item 10.  Financial Statements.

(a) Financial Information.  The information set forth in the Offer to Purchase under the headings “Summary Financial Information” and “Where You Can Find More Information” is incorporated by reference herein. The information set forth under Item 8, Financial Statements and Supplementary Data, in the

Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and under Item 1, Financial Statements, in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.  Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

(2) The information set forth in the Offer to Purchase under the heading “The Offer — Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information.  Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 1, 2010.
(a)(1)(B)	Letter of Transmittal for the holders of Series A Shares.
(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.
(a)(1)(E)	Guidelines for Request for Taxpayer Identification Number on IRS Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release, dated October 1, 2010.
(b)	Not applicable.
(d)(1)	Gramercy Capital Corp. Directors’ Deferral Program, incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2005, filed with the SEC on August 4, 2005.
(d)(2)	Second Amended and Restated Registration Rights Agreement, by and between the Company and SL Green Operating Partnership, L.P., incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006.
(d)(3)	Registration Rights Agreement, by and between various holders of the Company’s common stock and the Company, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, dated December 3, 2004, filed with the SEC on December 9, 2004.
(d)(4)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.45 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.
(d)(5)	Form of Option Award Agreement, incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.

Exhibit No.	Description
(d)(6)	Form of Phantom Share Award Agreement, incorporated by reference to Exhibit 10.47 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 17, 2008.
(d)(7)	Severance Agreement, dated as of October 27, 2008, by and between Gramercy Capital Corp. and Roger M. Cozzi, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, dated October 27, 2008, filed with the SEC on October 31, 2008.
(d)(8)	Severance Agreement, dated as of November 13, 2008, by and between Gramercy Capital Corp. and Timothy O’Connor, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated November 13, 2008, filed with the SEC on November 17, 2008.
(d)(9)	Employment and Noncompetition Agreement, dated as of October 27, 2008, by and between GKK Manager LLC and Roger Cozzi, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(10)	Employment and Noncompetition Agreement, dated as of November 13, 2008, by and between GKK Manager LLC and Timothy O’Connor, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(11)	Employment and Noncompetition Agreement, dated as of April 27, 2009, by and between Gramercy Capital Corp. and Jon W. Clark, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2009.
(d)(12)	Amended and Restated 2004 Equity Incentive Plan, dated as of June 10, 2008, incorporated by reference to Exhibit 10.15 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.
(d)(13)	First Amendment to Amended and Restated 2004 Equity Incentive Plan, dated as of October 27, 2008, incorporated by reference to Exhibit 10.16 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.
(d)(14)	Form of specimen stock certificate representing the common stock of the Company, par value $0.001 per share, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
(d)(15)	Form of specimen stock certificate representing the 8.125% Series A Cumulative Redeemable Preferred Stock of the Company, liquidation preference $25.00 per share, par value $0.001 per share, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
(g)	Not applicable.
(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAMERCY CAPITAL CORP.

October 1, 2010

By:	/s/ Jon W. Clark Jon W. Clark Chief Financial Officer